Exhibit 12.1
Starwood Hotels & Resorts Worldwide, Inc.
Calculation of Ratio of Earnings to Total Fixed Charges

	Year Ended December 31,
	2009	2008	2007	2006	2005
(Dollars in millions, except ratio)
(Loss) income from continuing operations before income taxes	$(296)	$321	$716	$663	$629
(Income) loss related to equity method investees	4	(16)	(66)	(61)	(64)

	(292)	305	650	602	565
Add/(deduct):
Fixed Charges	312	300	265	317	338
Interest Capitalized	(34)	(35)	(47)	(27)	(25)
Distributed income of equity method investees	39	48	142	84	125
Noncontrolling interest in pre-tax (income) loss	2	—	(1)	(1)	—
Earnings available for fixed charges	$27	$618	$1,009	$975	$1,003

Fixed Charges:
Interest and other financial charges	$249	$233	$188	$262	$283
Interest factor attributable to rentals (a)	29	32	30	28	30
Interest capitalized	34	35	47	27	25
Total fixed charges	$312	$300	$265	$317	$338

Ratio of earnings to fixed charges	0.09	2.06	3.81	3.08	2.97

Notes:
(a)  The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by Starwood to be representative of the interest factor inherent in rents.